NEWS RELEASE

PURCHASE OF ADDITIONAL SHARES OF
SHAW COMMUNICATIONS INC. BY THE SHAW FAMILY

Calgary, Alberta (May 17, 2012) – Shaw Communications Inc. (the “Company”) has been advised that JR Shaw, of Suite 900, 630 – 3rd Avenue SW, Calgary, Alberta T2P 4L4, completed the purchase today of an additional 50,000 Class B Non-Voting Participating Shares of the Company (“Class B Shares”) on the Toronto Stock Exchange for investment purposes at an average price of $19.15 per share, bringing his total purchase of Class B Shares since mid-April to 300,000 shares. Mr. Shaw also advised the Company that he may continue his practice of purchasing additional shares of the Company on a regular basis.

According to information provided to the Company, after giving effect to today’s purchase, Mr. Shaw together with certain family members and corporations in which he has an interest now own or control 17,782,600 Class A Participating Shares and 34,649,034 Class B Shares of the Company. Because the Class A Participating Shares are convertible at the option of the holder into Class B Shares in accordance with the articles of incorporation of the Company, these Class A Participating Shares and Class B Shares may in aggregate be considered for certain regulatory purposes to collectively represent 12% of the Class B Shares of the Company. The Company has been advised that Mr. Shaw will file a report with Canadian securities regulatory authorities to this effect.

Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.4 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 18 specialty networks including HGTV Canada, Food Network Canada, History Television and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR).

For further information, including to receive a copy of the report referred to above, please contact:

Shaw Investor Relations investor.relations@sjrb.ca	Trevor English Vice President, Capital Markets

(403) 750-4500